News Release	AMEX, TSX Symbol: NG

NovaGold Prices Public Offering for Gross Proceeds of US$203 million (C$229 million)

April 19, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX/TSX:NG) today announced the pricing of its public offering of 12.5 million common shares in the United States and Canada at a price of US$16.25 (C$18.33) per share. Gross proceeds from the offering are expected to be approximately US$203 million (C$229 million). NovaGold has granted the underwriters an option to purchase up to an additional 1.875 million common shares at the offering price during the period ending 30 days from the closing of the offering to cover over-allotments, if any. If the over-allotment option is exercised in full, gross proceeds of the offering will be approximately US$234 million (C$263 million).

Citi and RBC Capital Markets acted as joint book-running managers in respect of the offering. Scotia Capital, Cormark Securities and MGI Securities were also part of the underwriting syndicate.

The offering is expected to close on or about April 24, 2007, subject to customary conditions.

A copy of the final prospectus supplement (and accompanying base shelf prospectus) filed in connection with the offering may be obtained from Citi, Brooklyn Army Terminal, 140 - 58th Street, 8th Floor, Brooklyn, NY, 11220 (tel: 718-765-6732, fax: 718-765-6734) or RBC Capital Markets: in Canada call 416-842-5345; in the United States contact RBC Capital Markets Corporation, Attention: Prospectus Department, One Liberty Plaza, 165 Broadway, New York, NY, 10006 (fax: 212-428-6260).

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of the securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, which are among the world’s largest gold and copper-gold deposits, respectively. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available by e-mail at: info@novagold.net.

For more information contact NovaGold at 604-669-6227 or 1-866-669-6227

Don MacDonald
Senior Vice President & CFO
Email: don.macdonald@novagold.net

Greg Johnson
Vice President, Corporate Communications and Strategic Development
Email: greg.johnson@novagold.net

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Cautionary Note Concerning Forward-Looking Statements

Statements in this press release announcing the pricing of the offering, the anticipated net proceeds and the expected closing date are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to satisfy the conditions set forth in the underwriting agreement between the Company and the underwriters; the need to satisfy regulatory and legal requirements with respect to the offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that NovaGold may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s final prospectus supplement, short form base shelf prospectus, registration statement on Form 40-F and reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and filed with the Canadian securities regulators. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.